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Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

Six months ended June 30, 2025 and 2024

Revenues. Revenues for the first six months of 2025 were approximately $3.5 million, compared with $9.3 million in the comparable period of 2024. The revenues for the first six months of 2025 include a portion of the upfront payment and the IND milestone payment from the license agreement with Gilead Sciences, Inc. (“Gilead”) allocated to Phase 1 research and development activities, while the revenues for the first six months of 2024 include a portion of the upfront payment from the license agreement with Gilead allocated to the IND research and development activities and the clinical milestone from the license agreement with AstraZeneca.

Cost of Revenues. Cost of revenues for the first six months of 2025 were approximately $4.1 million, compared with approximately $3.7 million in the comparable period of 2024. Cost of revenues for the first six months of 2025 represents the cost of GS-0321 (previously COM503) Phase 1 activities, while cost of revenues for the first six months of 2024 represents royalty payments in connection with our revenues and costs of the IND research and development activities for GS-0321.

Research and Development Expenses. Research and development, or R&D expenses decreased by approximately 9% to approximately $11.4 million for the first six months of 2025 from approximately $12.6 million for the comparable period of 2024. The decrease is mainly due to reduced costs for preclinical development and drug supply and the classification of the Phase 1 and IND research and development activities of GS-0321 to cost of revenues partially offset by an increase in clinical expenses and by the classification of the set-up activities related to the COM503 Phase 1 clinical trial to prepaid expenses in the comparable period of 2024. R&D expenses, as a percentage of total operating expenses, decreased to 70% for the first six months of 2025 from 72% for the comparable period of 2024.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.3 million for the first six months of 2025 compared to $0.2 million in the comparable period of 2024. Marketing and business development expenses, as a percentage of total operating expenses increased to 2% for the first six months of 2025 from 1% for the comparable period of 2024.

General and Administrative Expenses. General and administrative expenses were approximately $4.6 million for the first six months of 2025, similar to approximately $4.7 million for the comparable period of 2024. General and administrative expenses, as a percentage of total operating expenses, increased to 28% for the first six months of 2025 from 27% for the comparable period of 2024.

Financial and other Income, Net. Financial and other income, net, was approximately $2.3 million for the first six months of 2025 compared with approximately $2.5 million for the comparable period of 2024. The decrease is mainly due to lower yield on cash investments.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Provided by (Used in) Operating Activities. Net cash used in operating activities was approximately $18.6 million in the first six months of 2025 compared with net cash provided by operating activities of approximately $39.7 million in the comparable period of 2024. The higher net cash used in operating activities during the first six months of 2025 is mainly due to net loss resulting from research and development and general and administrative expenses while the net cash provided during the first six months of 2024 is mainly due to the collection of the upfront payment of Gilead pursuant to the license agreement therewith and milestone payment from AstraZeneca pursuant to the license agreement therewith.

Net Cash Used in Investing Activities. Net cash used in investing activities during the first six months of 2025 was approximately $2.3 million compared with net cash used in investing activities of approximately $42.3 million in the comparable period of 2024. Changes in net cash used in investing activities are mainly due to changes in the level of cash deposited or withdrawn from bank deposits and due to net investments in marketable securities.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $8.9 million in the first six months of 2025 compared with $0.6 million in the comparable period of 2024. The higher net cash provided in the first six months of 2025 is due to higher net proceeds received from the issuance of ordinary shares in the first six months of 2025 under the Company’s existing “at the market offering” facility pursuant to a sales agreement with Leerink Partners LLC.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits and investment in marketable securities. As of June 30, 2025, the Company had total cash, cash equivalents, short-term bank deposits and investment in marketable securities of approximately $93.9 million.